

02005934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-4-02

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SEC FILE NUMBER
8- 50859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 25 2002 PROCESSING WASHINGTON SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SCARBOROUGH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BRIDGE STREET
(No. and Street)

IRVINGTON	NEW YORK	10533
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENIS A. CARDONE (914) 591-9200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP
(Name — *if individual, state last, first, middle name*)

477 MADISON AVENUE	NEW YORK	NY	10022-5892
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/02
SS

OATH OR AFFIRMATION

I, DENIS A. CARDONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCARBOROUGH SECURITIES CORPORATION, as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Keith A. Cox
Public State Of New York
In & For Queens County
ration # 01CO6058396
ssion Expires 5-7-03
Keith A Cox
Notary Public

Denis Cardone
Signature
Chairman
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCARBOROUGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

SCARBOROUGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Scarborough Securities Corporation as of December 31, 2001 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarborough Securities Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

January 9, 2002
New York, New York

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash	$	6,618
Commissions receivable		160,058
	$	166,676
SHAREHOLDER'S EQUITY		
Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding; stated at	$	1,000
Additonal paid-in capital		36,200
Retained earnings		129,476
Shareholder's equity	$	166,676

The accompanying notes are an integral part of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

Revenue	
Commissions	$ 809,347
Expenses	
Commissions	728,101
Professional fees	6,975
Fees and assessments	3,647
	738,723
Net income	$ 70,624

The accompanying notes are an integral part of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER' S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2001	$ 1,000	$ 36,200	$ 58,852	$ 96,052
Net income, year ended December 31, 2001	-	-	70,624	70,624
Balance, December 31, 2001	$ 1,000	$ 36,200	$ 129,476	$ 166,676

The accompanying notes are an integral part of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities	
Net income	$ 70,624
Changes in operating assets and liabilities	
Commissions receivable	(70,900)
Net cash used in operating activities	(276)
Net decrease in cash	(276)
Cash, beginning of year	6,894
Cash, end of year	$ 6,618

The accompanying notes are an integral part of these financial statements.

SCARBOROUGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

1 Significant accounting policies

Organization

Scarborough Securities Corporation (the "Company") was incorporated under the laws of the State of New York on June 10, 1997, and commenced operations on February 4, 1998. During 1998, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company concentrates its business activities as a broker of variable life insurance policies and annuity contracts. The Company, which is a member of the National Association of Securities Dealers, Inc. ("NASD"), carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Income taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be taxed as an S corporation for federal income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. A similar election has also been made for New York State purposes.

The Company has elected the cash basis of accounting for Federal and New York State income tax purposes.

Revenue recognition

Revenue, which consists principally of commissions on variable life insurance policies and annuity contracts, is recognized when earned and no longer subject to renegotiation or refund.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2001, the Company had net capital of $6,618, which was $1,618 in excess of its required minimum net capital of $5,000.

3 Related party transactions

The Company has entered into an agreement with Scarborough Alliance Corporation ("Alliance"), an entity that is wholly owned by the Company's sole shareholder, in which Alliance acts as the sales agent of variable life insurance policies and annuity contracts on behalf of the Company. Alliance is the insurance agency licensed by the various states in which the Company conducts business and, as required by state insurance law, is responsible for the billing and collection of the commission revenue earned by the Company. The Company pays Alliance a commission for its services. All of the Company's accounts receivable is due from Alliance.

The Company occupies office space and utilizes administrative personnel and services provided by Alliance as part of its commission agreement with Alliance as described above. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Scarborough Securities Corporation as of and for the year ended December 31, 2001 and have issued our report thereon dated January 9, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

January 9, 2002
New York, New York

SCARBOROUGH SECURITIES CORPORATION

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total shareholder's equity	$	166,676
Less non allowable assets:		
Commissions receivable		160,058
Net capital	$	6,618
Excess net capital	$	1,618
Excess net capital at 1,000%	$	6,618

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Scarborough Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures (including tests of compliance with such practice and procedures) referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors and Shareholder
Scarborough Securities Corporation

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

January 9, 2002
New York, New York